August 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re:                             Plug Power Inc.

Registration Statement on Form S-3 (No. 333-206046)

Dear Mr. Mumford:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Plug Power Inc. (the “Company”) does hereby respectfully request acceleration of the effective time of the above-reference Registration Statement on Form S-3 so that it may become effective at 4:00 p.m. (Washington, DC time) on Thursday, August 20, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please do not hesitate to contact Robert P. Whalen at (617) 570-1394 or Brandon T. Thompson at (212) 459-7290, of Goodwin Procter LLP.

Very truly yours,

PLUG POWER INC.

/s/ Andrew Marsh
Name:	Andrew Marsh
Title:	President and Chief Executive Officer

cc: Robert P. Whalen, Jr., Goodwin Procter LLP

Brandon T. Thompson, Goodwin Procter LLP